Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: NOVEMBER 2004

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

EXHIBIT INDEX

Exhibit

Description of Exhibit

1

  News Release – Petro-Canada to Submit Preliminary Report on Terra Nova Incident to Canada-Newfoundland Offshore Petroleum Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

            /s/ Hugh L. Hooker

Date:  November 26, 2004

Name:

Hugh L. Hooker

Title:

Associate General Counsel

   and Corporate Secretary

Exhibit 1

For Release

November 26, 2004

Petro-Canada to submit Preliminary Report on Terra Nova incident to

Canada-Newfoundland Offshore Petroleum Board

St. John’s, NL – Petro-Canada has wrapped up its investigation into the discharge of oily water which occurred November 21st on the Terra Nova FPSO and will be submitting a detailed preliminary report to the Canada-Newfoundland Offshore Petroleum Board later today or tomorrow.

“We have conducted a thorough review of the systems involved, the processes in place and the sequence of events leading up to the release,” said Gordon Carrick, Vice-President, East Coast with Petro-Canada.  “We are now in a position to share our findings with the C-NOPB and provide them with the opportunity to review the report and compare the results with their own investigation.”

“According to our preliminary investigation, the root cause of the release was a combination of factors, centering on an equipment failure which led to the discharge of a mix of oil and water.  As a result of our findings, we are taking a number of immediate corrective measures, including equipment upgrades and process improvements. We are also looking at a number of longer-term options that will further improve our systems and procedures to prevent this type of incident from occurring again,” added Carrick.

“Petro-Canada, as Terra Nova Operator, regrets this unfortunate incident,” said Carrick.  “We have established a track record over the years to build and operate a safe, environmentally-responsible and efficient facility. We will work hard to regain the trust of our friends, neighbours and colleagues.”

Petro-Canada is also co-operating fully with the C-NOPB as it conducts its own investigation.

For media inquiries, please contact:

John Downton

Jackie Dragojevic

Director, Communications

Manager, Media Relations

(709) 758-0105 or (709) 778-3692

(403) 296-3648